Mail Stop 3561
      March 8, 2006


Richard Blass
Chief Financial Officer
Renaissance Mortgage Acceptance Corp.
1000 Woodbury Road
Woodbury, New York 11797

Re:	Renaissance Mortgage Acceptance Corp.
	Registration Statement on Form S-3
	Filed February 7, 2006
      File No. 333-131637

Dear Mr. Blass

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.
6. We note that your base prospectus indicates that the trusts may include private securities. However, your prospectus supplement does not contemplate a pool that includes such securities. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus.

Prospectus Supplement 1

Cover Page
7. Please revise the second sentence in the box on the cover page to accurately reflect the language under Item 1102(d) of Regulation
AB,
including a statement that the certificates are obligations of only the "issuing entity," rather than the trust.

8. Please identify the distribution frequency and first expected distribution date for the Notes. Refer to Item 1102(g) of Regulation
AB.

Summary, page S-3
9. It appears to us that Delta Funding Corporation may be considered an originator. Please revise or advise. Refer to Item 1103(a)(1) of
Regulation AB.
10. Please list the sponsor here as well. Consider using bracketed language. Refer to Item 1103(a)(1) of Regulation AB.
11. Please provide a brief summary or graphic illustration of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of
Regulation AB.
12. Please expand to summarize the flow of funds, payment priorities and allocations among the classes of securities offered, the classes of securities that are not offered, and the fees and expenses, to the extent necessary to understand the payment characteristics of the classes that are offered by the prospectus. Refer to Item 1103(a)(vi) of Regulation AB.

Designations, page S-5
13. It appears on the cover page that there are only 2 classes of offered certificates, but here it appears that there will be 4 classes. Please revise or advise.

Credit Enhancement, page S-7
14. Please summarize of how losses not covered by enhancements/support will be allocated to the certificates.
15. Please revise your disclosure under "Group I Interest Rate Cap Agreement" to identify the interest rate cap provider. Refer to Item
1103(a)(3)(ix) of Regulation AB.

Legal Action Pending, page S-17
16. Please confirm you will disclose any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer, originator or other party that is material to the certificate holders. Refer to Item 1117 of Regulation AB.


Affiliations, Certain Relationships and Related Transactions, page
S-
17
17. Please provide bracketed disclosure to indicate the information you will provide under Item 1119(a) of Regulation AB.

Form of reports to the certificateholders, page S-62
18. Refer to the third to last paragraph in this section. Please delete the disclaimer regarding third party information.

The Servicer, page S-65
19. Please provide more detailed bracketed language on the disclosure you intend to provide for any servicer under Item 1108 of Regulation
AB.

Prospectus Supplement 2

Summary, page S-10
20. Please briefly disclose that you intend to use interest rate cap agreements as credit enhancement in the summary. Please also identify the cap provider in the summary and the discussion on page
S-70.

Base Prospectus

General
21. Please include a separate table of contents for the base prospectus.
22. Please include a risk factors section in the base prospectus.

The Seller, page 2
23. We note that you have identified Delta Funding Corporation and Renaissance REIT Investment Corp. as sellers in each of the prospectus supplements. We also note that your disclosure on page 2 of the prospectus that seller may be Renaissance REIT Investment Corp. or another entity identified in the applicable prospectus supplement. Please clarify whether you mean to identify Delta Funding Corporation as the other seller. Please also provide information on seller`s relevant experience and roles and responsibilities in the securitization. Refer to Item 1104(c) and
(d) of Regulation AB.



Payments of interest, page 14
24. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index, for payments of interest on the securities.

The loans, page 17
25. Please confirm to us that in no eventuality will the loans use an index which is not an index of interest rates for debt.

Private Securities, page 19
26. Refer to the fifth paragraph. Please delete your reference to "other types of credit support" and specify the types of credit support contemplated. Confirm that any credit support will be limited to that permissible under Item 1114 and 1115 of Regulation AB.

Enhancement, page 22
27. Please briefly describe all enhancements contemplated by the prospectus supplements and reasonably expected to be used in the base prospectus.  For example, you disclose your intention to use excess
interest in the prospectus supplements, but do not include a description in the base.
28. Also, revise the last bullet point on page 23 to delete part of
the sentence which reads "derivative products which may include"
and
instead, disclose all forms of credit enhancement and derivative products reasonably contemplated to be included in an actual takedown. Please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please clarify that the swap agreements will be limited to interest rate or currency swaps or advise us how the anticipated swaps would
meet the definition of asset-backed security.
29. Please disclose, or provide bracketed language in the
prospectus
supplement, that the financial information for a credit
enhancement
provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item
1114(b) of Regulation AB.
30. Similarly, please disclose, or provided bracketed language, regarding financial information if the aggregate significance percentage is 10% or more for a derivative. Refer to Item 1115(b) of
Regulation AB. Also disclose, or provide bracketed language, that there will be disclosure of whether the significance percentage of the derivative is less than 10%, at least 10% but less than 20%, or
20% or more.  Refer to Item 1115(a)(4) and Introduction to Item
1115
of Regulation AB.
Part II
Item 17. Undertakings
31. Please revise to include all of the language in proviso (B) of
Item 512(a)(1) of Regulation S-K.
32. Please include the undertakings required by Item 512(a)(5)(ii) of
Regulation S-K.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3210 with any other questions.

      Sincerely,



Susan C. Block
Attorney-Advisor



cc:	Via Facsimile
      Richard Horowitz, Esq.
      Thacher Proffitt & wood LLP
      (212) 912-7751


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Richard Blass
Renaissance Mortgage Acceptance Corp.
March 8, 2006
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